Tahra Wright Attorney At Law 345 Park Avenue New York NY 10154-1895	Direct 212.407.4122 Main 212.407.4000 Fax 212.859.7354 twright@loeb.com

Via E-mail

June 26, 2006

Mr. Larry Spirgel Assistant Director United States Securities and Exchange Commission 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549

Re:	PacificNet Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 28, 2006
File No. 000-24985

Dear Mr. Spirgel:

On behalf of our client, PacificNet Inc., a Delaware corporation (the “Company”), we hereby request an extension for the Company to file its response to the comment letter issued by the Securities and Exchange Commission, dated June 12, 2006. The Company anticipates filing its response by correspondence via the EDGAR system, no later than July 10, 2006.

Sincerely,

/s/ Tahra Wright

Tahra Wright
Attorney At Law